As filed with the Securities and Exchange Commission on June 10, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MSC INCOME FUND, INC.

(Name of Subject Company (Issuer))

MSC INCOME FUND, INC.

(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

5537X109

(CUSIP Number of Class of Securities)

Dwayne L. Hyzak

Chief Executive Officer

MSC Income Fund, Inc.

1300 Post Oak Boulevard, 8th Floor

Houston, Texas 77056

Telephone: (713) 350-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Jason B. Beauvais

General Counsel and Chief Compliance Officer

MSC Income Fund, Inc.

1300 Post Oak Boulevard, 8th Floor

Houston, Texas 77056

Harry S. Pangas

Dechert LLP

1900 K Street, NW
Washington, DC 20006-1110

________________

◻ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

◻ third-party tender offer subject to Rule 14d-1.

⌧ issuer tender offer subject to Rule 13e-4.

◻ going-private transaction subject to Rule 13e-3.

◻ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ◻

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to the offer by MSC Income Fund, Inc. (the “Company”), an externally managed, non-diversified, closed-end management investment company incorporated in Maryland that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended, to purchase shares of its issued and outstanding common stock, par value $0.001 per share, at the net asset value per share as of August 1, 2022 (the “Purchase Price”). The number of shares available to be repurchased is dependent upon the Purchase Price.  By way of example, if calculated as of the date of this filing using the Company’s net asset value per share as of May 2, 2022 (which was the date of the Company’s most recently published net asset value per share), the Purchase Price would be $7.77 per share. The net asset value per share as of August 1, 2022 may be higher or lower than such amount.

The Company’s offer pursuant to this Tender Offer Statement on Schedule TO is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 10, 2022 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to this Tender Offer Statement on Schedule TO as Exhibits 99(a)(1)(A) and 99(a)(1)(B), respectively. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1 through 11.

The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits 99(a)(1)(A) and 99(a)(1)(B), respectively, is incorporated by reference in answer to Items 1 through 11 of this Tender Offer Statement on Schedule TO.

Item 12. Exhibits.

EXHIBIT NO.	DESCRIPTION
99(a)(1)(A)	Offer to Repurchase, dated June 10, 2022
99(a)(1)(B)	Form of Letter of Transmittal
99(a)(1)(C)	Form of Notice of Withdrawal
99(a)(1)(D)	Stockholder Letter and Summary Advertisement, dated June 10, 2022

Item 12(b). Filing Fee.

Filing Fee Exhibit

Item 13. Information Required By Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	June 10, 2022	MSC INCOME FUND, INC.

		By:	/s/ Cory E. Gilbert

		Name:	Cory E. Gilbert
		Title:	Chief Accounting Officer and Assistant Treasurer